UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 10, 2022

Aditxt, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39336	82-3204328
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

737 N. Fifth Street, Suite 200 Richmond, VA	23219
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 870-1200

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	ADTX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously reported in the Current Report on Form 8-K filed by Aditxt, Inc. (the “Company”) on December 28, 2021, the Company and AiPharma Group Ltd. (“AiPharma Group”) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) on December 28, 2021 pursuant to which, among other things, the Company agreed that it would acquire AiPharma Group in a two-step transaction upon the satisfaction or waiver of certain conditions to closing. As previously reported in the Current Report on Form 8-K filed by the Company on April 5, 2022, the Company and AiPharma Group entered into an Amendment to the Share Exchange Agreement (the “First Amendment”) which amended the Share Exchange Agreement to, among other things: (i) modify the financial statements required to be delivered by AiPharma Group at the initial closing to include the unaudited financial statements for the three months ended March 31, 2022 and 2021, (ii) permit the Company to amend its Certificate of Incorporation without the consent of AiPharma Group in order to effect a reverse stock split of the Company’s common stock, if necessary, in order to maintain its listing on the Nasdaq Capital Market, and (iii) make certain other conforming changes to the transaction documents.

On June 10, 2022, the Company and AiPharma Group entered into a Second Amendment to the Share Exchange Agreement (the “Second Amendment”) which amended the Share Exchange Agreement to remove Section 5.2 of the Share Exchange Agreement, which contained certain covenants of the Company to obtain consent from AiPharma Group prior to taking certain actions, including but not limited to: (i) amending, modifying or supplementing the Company’s organizational documents, (ii) taking any action in violation of the Company’s organizational documents, (iii) proposing or adopting a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, (iv) issuing any shares or common stock or any options, warrants, or rights to acquire any shares of common stock, subject to certain permitted exceptions, (v) any acquisition, merger or joint venture transactions, (vi) incurring any indebtedness, (vii) settling of litigation, or (viii) making any material changes to accounting principles or practices.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in their entirety to the full text of the Second Amendment, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

As previously reported under Item 5 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2022, on May 14, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”), with an accredited investor (the “Investor”), pursuant to which the Company agreed to issue and sell an aggregate of 8,333,334 shares of the Company’s common stock (the “Shares”) and warrants to purchase an aggregate of 8,333,334 shares of the Company’s common stock (the “Warrants”) to the Investor for gross proceeds to the Company of $2.5 million. On June 15, 2022, the Company provided notice to the Investor that it was terminating the Purchase Agreement as a result of the Investor’s failure to fund. The transaction contemplated under the Purchase Agreement had yet to close and no Shares nor Warrants were issued under the Purchase Agreement prior to its termination.

Important Information for Stockholders

This Current Report on Form 8-K and the exhibits hereto is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of the Company or Cellvera/AiPharma, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

In connection with the proposed transactions, the Company intends to file the Proxy Statement/Registration Statement with the SEC, which will include a proxy statement/prospectus of the Company. the Company also plans to file other documents with the SEC regarding the proposed transactions. After the Proxy Statement / Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of the Company. STOCKHOLDERS OF THE COMPANY AND CELLVERA/AIPHARMA ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Company and Cellvera/AiPharma once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

The Company and its executive officers, directors, other members of management, employees and Cellvera/AiPharma may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed transaction.  Information regarding the executive officers and directors of the Company is set forth in its definitive proxy statement for its 2022 annual meeting filed with the SEC on May 10, 2022.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the Proxy Statement / Registration Statement on Form S-4 and other materials to be filed with the SEC in connection with the Definitive Agreement.

Cautionary Note on Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Current Report on Form 8-K, including statements regarding the Company’s or Cellvera/AiPharma’s future results of operations and financial position are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “target,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the respective management teams of the Company and Cellvera/AiPharma and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Cellvera/AiPharma.

These forward-looking statements are subject to a number of risks including, but not limited to, the following risks relating to the proposed transactions: (1) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (2) the failure to satisfy the conditions to the Initial Closing or Secondary Closing, including the approval by the stockholders of the Company; (3) the ability to realize the anticipated benefits of the proposed transactions; and (4) other risks and uncertainties indicated from time to time in the Company’s public filings with the SEC. If any of these risks materialize or the Company’s and Cellvera’s/AiPharma’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and other documents we filed, or will file, including the proxy statement/prospectus, with the SEC. There may be additional risks that neither the Company nor Cellvera/AiPharma presently know, or that the Company or Cellvera/AiPharma currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and Cellvera’s/AiPharma’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. The Company and Cellvera/AiPharma anticipate that subsequent events and developments will cause the Company’s and Cellvera’s/AiPharma’s assessments to change. However, while the Company and Cellvera/AiPharma may elect to update these forward-looking statements at some point in the future, the Company and Cellvera/AiPharma specifically disclaim any obligation to do so, except as otherwise required by law. These forward-looking statements should not be relied upon as representing the Company’s and Cellvera’s/AiPharma’s assessments of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Exhibit
10.1	Second Amendment to Share Exchange Agreement by and between AiPharma Group Ltd. and Aditxt, Inc. dated June 10, 2022
104	Cover Page Interactive Data File (embedded within the XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADITXT, INC.

Date: June 16, 2022	By:	/s/ Amro Albanna
Amro Albanna
Chief Executive Officer

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